
10030002

UNITEDSTATES
[S]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 16 2010
Washington, DC
110

SEC FILE NUMBER
8- 46748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FKA Wachovia Insurance Services Broker Dealer Inc
Wells Fargo Insurance Services Investment Advisors Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 South College Street, 19th Floor, MAC 1053-190
(No. and Street)

Charlotte (City) North Carolina (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan E Curley 704-715-8170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

550 South Tryon Street, Suite 3200 (Address) Charlotte (City) North Carolina (State) 28202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jonathan E Curley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wachovia Insurance Services Broker Dealer Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Joy Aughinbaugh Vickers

Notary Public

JOY AUGHINBAUGH VICKERS

My commission expires September 10, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


NOTARY
PUBLIC
MECKLENBURG CO. NC



KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

Board of Directors
Wachovia Insurance Services Broker Dealer, Inc:

We have audited the accompanying statement of financial condition of Wachovia Insurance Services Broker Dealer, Inc (the Company), as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wachovia Insurance Services Broker Dealer, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 15, 2010
Charlotte, North Carolina

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.
STATEMENT OF FINANCIAL CONDITION

December 31, 2009

		December 31, *2009*
ASSETS		
Cash	$	**10,478,238**
Commissions receivable		**18,733**
Receivable from Parent		**996,135**
Total assets	$	**11,493,106**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to Parent		**869,144**
Current taxes payable		**313,480**
Total liabilities		**1,182,624**
STOCKHOLDER'S EQUITY		
Common stock, (No par value, authorized 1,000 shares, 500 shares issued and outstanding)		**20,000**
Retained earnings		**10,290,482**
Total stockholder's equity		**10,310,482**
Total liabilities and stockholder's equity	$	**11,493,106**

See accompanying notes to financial statements.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.
STATEMENT OF OPERATIONS

Year Ended December 31, 2009

		Year ended December 31, 2009
REVENUES		
Commissions	$	**1,220,367**
Other income		**12,728**
Total revenues		**1,233,095**
EXPENSES		
Salaries		**99,312**
Producer commission expense		**261,846**
Professional and consulting fees		**21,431**
Interest		**805**
Occupancy expense		**35,209**
Administrative expense		**34,503**
Franchise and other taxes		**3,250**
Licenses and registration		**5,814**
Other		**7,617**
Total expenses		**469,787**
Income before income tax expense		**763,308**
Income tax expense		**313,480**
Net income	$	**449,828**

See accompanying notes to financial statements.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2009

		Common Stock	*Paid-in Capital*	*Retained Earnings*	*Total*
Balance, December 31, 2008	**$**	**20,000**	**-**	**9,840,654**	**9,860,654**
Net Income		**-**	**-**	**449,828**	**449,828**
Balance, December 31, 2009	**$**	**20,000**	**-**	**10,290,482**	**10,310,482**

See accompanying notes to financial statements.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.
STATEMENT OF CASH FLOWS

Year Ended December 31, 2009

		Year ended December 31, 2009
OPERATING ACTIVITIES		
Net income	$	449,828
Adjustments to reconcile net income to net cash used by operating activities		
Decrease in commissions receivable		116,335
Increase in receivable from Parent		(996,135)
Decrease in accounts payable and accrued expenses		(84,525)
Increase in payable to Parent		332,121
Decrease in current taxes payable		(275,337)
Decrease in other liabilities		(13,740)
Net cash used by operating activities		(471,453)
NET DECREASE IN CASH		(471,453)
CASH, beginning of year		10,949,691
CASH, end of year	$	10,478,238

See accompanying notes to financial statements.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

The Company – Wachovia Insurance Services Broker Dealer, Inc. (the Company) is a wholly owned subsidiary of Wachovia Bank N.A. (the Parent). Wachovia Bank N.A. is a wholly owned subsidiary of Wells Fargo & Company (the Holding Company). The Holding Company is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA).

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is authorized to market variable life insurance contracts and variable annuities. Primary operations of the Company involve commission income received from various insurance companies on policies sold or renewed. A percentage of the commission income received is paid to the agent generating the policy. This producer commission expense is paid by the Parent per the terms of the 2006 Networking Agreement which provides for commissions to be paid by the Parent as directed by the Company (see Note 2).

The Company has a geographic concentration of risk in that it operates mostly in the Southeast. The ability of the Company to generate future revenues is dependent upon the economic conditions within that area. Management feels that this concentration represents a normal business risk.

During 2009, two producers left the Company resulting in a decline in commission revenue of approximately $2 million.

Basis of Accounting – The Company prepares its financial statements on the accrual basis of accounting. Under this method, revenue is recognized when earned and expenses are recognized when goods or services are received.

Income Taxes - The operating results of the Company are included in the consolidated federal income tax return of Wells Fargo & Company. For each subsidiary having taxable income, current federal income taxes are calculated and paid to the Holding Company. Income tax benefits, when applicable, are calculated for each subsidiary having a taxable loss, and they are remitted by the Holding Company to the extent that income tax benefits are realized from filing a consolidated federal income tax return. The Company also files separate state income tax returns and is included as part of certain combined, consolidated and unitary income tax returns along with other subsidiaries of the Holding Company.

Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash – The Company invests excess cash in bank overnight accounts on a daily basis. For purposes of reporting cash flows, the Company considers all short-term highly liquid investments with a maturity of three months or less to be cash equivalents.

Financial Instruments – The Company estimates the fair value of all financial instruments to be equal to the carrying value reflected in the accompanying financial statements.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTIES:

As explained in Note 1, the Company is a wholly-owned subsidiary of Wachovia Bank N.A. The Parent paid producer commission expense to agents on behalf of the Company totaling $261,846 related to commission income received during the year ended December 31, 2009. The Company reimburses the Parent for these expenses and recognizes these expenses in its financial statements.

The Parent also provides the Company with other administrative services including but not limited to personnel expenses, operating expenses and overhead. During the year ended December 31, 2009, the Company paid Wachovia Bank N.A. $99,312 for salaries, $21,431 for professional and consulting fees, $35,209 for occupancy, $34,503 for administrative services and $5,814 for licenses and registration.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the requirements of rule 15c3-1 under the Securities Exchange Act of 1934. This rule prohibits a broker-dealer from engaging in security transactions when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined in the rule. Because the Company does not receive or hold any customers' securities or cash, it is required to maintain a minimum net capital of $5,000. The Company's net capital and net capital ratios were $3,244,517 and .36 to 1, respectively at December 31, 2009.

4. RESERVE REQUIREMENTS:

The Company does not hold, carry or maintain cash or securities for the benefit of its customers, or perform custodial functions, and is exempted under paragraph (k)(1) of rule 15c3-3 from reserve requirements of that rule.

WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

5. FOCUS REPORT:

A reconciliation of differences between the Company's amended FOCUS report as of December 31, 2009 and the accompanying financial statements for the year then ended is as follows:

	FOCUS Report	Financial Statements	Differences
Cash	$ 4,422,487	$10,478,238	$ 6,055,751
Receivables – other	1,014,868	18,733	(996,135)
Other assets	6,055,751	-	(6,055,751)
Receivable from Parent	-	996,135	996,135
Accounts payable, accrued liabilities, expenses and other	(1,182,624)	(1,182,624)	-
Total equity	(10,310,482)	(10,310,482)	-
	$ -	$ -	$ -

These differences are due to classification differences on the statement of financial condition.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission included with these financial statements is not materially different from the computation reported in the Company's unaudited filing of part IIA of the amended FOCUS report. The most recent annual report of the Company is available for examination at the offices of the Company and the Atlanta regional office of the Securities and Exchange Commission.

6. SUBORDINATED LIABILITIES:

The Company had no subordinated liabilities at December 31, 2009.

7. INCOME TAXES:

Summary of the provision for income tax for the year ended December 31, 2009, is as follows:

	2009
CURRENT INCOME TAX EXPENSE	
Federal	$242,215
State	71,265
Total current income tax expense	$313,480
Total income tax expense	$313,480

The reconciliation of federal income tax rates and amounts to the effective income tax rates and amounts for the period ended December 31, 2009, is presented below:

	2009	
	Amount	% of Pre-tax Income
Income before income tax expense	$763,308	
Tax at federal income tax rate	$267,158	35.0%
Reasons for differences in federal income tax rate and effective tax rate		
State income taxes, net	46,322	6.1%
Total	$313,480	41.1%

Based upon its current evaluation, the Company has concluded that there are no uncertain tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements at December 31, 2009. The Company recognizes accrued interest and penalties, as appropriate, related to the unrecognized tax benefits in the effective tax rate. The Company recognized no interest in 2009 and the balance of accrued interest was zero at December 31, 2009. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2009, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and various states and local jurisdictions, and it is subject to income tax examinations by tax authorities for years 2001 and forward.

8. COMMITMENTS AND CONTINGENCIES:

The Company's deposits on hand in financial institutions at times exceed federally insured amounts. At December 31, 2009, the Company had approximately $4,138,000 on deposit in one bank which is federally insured for $250,000 and approximately $6,340,000 of lockbox funds on deposit with the Parent as of December 31, 2009.

9. SUBSEQUENT EVENTS

As a result of ongoing merger related activites, effective January 1, 2010, the Company will be known as Wells Fargo Insurance Services Investment Advisors, Inc. and continue to operate under CRD#35419. The Company is now a wholly-owned subsidiary of Wells Fargo Insurance Services USA, Inc., which is a wholly-owned subsidiary of Wells Fargo & Company.

The Company has evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2009, and through March 15, 2010, which is the date we issued the financial statements. Other than as described above, during this period there have been no material events that would require recognition in the financial statements or disclosure in the Notes to the financial statements.

Schedule 1

Wachovia Insurance Services Broker Dealer, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2009

Stockholder's equity		$10,310,482
Less non-allowable assets:		
Cash deposits with the Parent net of one months operating expenses	$6,055,751	
Receivable from Parent and other	1,010,214	
		7,065,965
Net capital		$3,244,517
Aggregate indebtedness:		
Payable to Parent	$869,144	
Current taxes payable	313,480	$1,182,624
Minimum net capital required		$5,000
Excess net capital		$3,239,517
Ratio: Aggregate indebtedness to net capital		.36 to 1

Reconciliation with Company's computation in Part II of Form X-17A-5 as of December 31, 2009

Net capital, as reported in Company's Part II	$3,244,517
Audit adjustments	-
Net capital per above	$3,244,517

See accompanying report of independent registered public accounting firm.

Schedule 2

Wachovia Insurance Services Broker Dealer, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

The Company is exempted under paragraph (k)(1) of rule 15c3-3 from the requirements of this rule.

See accompanying report of independent registered public accounting firm.

Schedule 3

Wachovia Insurance Services Broker Dealer, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

The Company is exempted under paragraph (k)(1) of rule 15c3-3 from the requirements of this rule.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

Board of Directors
Wachovia Insurance Services Broker Dealer, Inc.:

In planning and performing our audit of the financial statements of Wachovia Insurance Services Broker Dealer, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Wachovia Insurance Services Broker Dealer, Inc. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated March 15, 2010.

- *Policies were not designed to provide for adequate monitoring and oversight of internal control over financial reporting. Furthermore, accounting personnel lacked sufficient accounting knowledge to perform their duties. As a result, the Company identified errors in the December 31, 2009 financial statements, which were corrected prior to issuance, and in the 2009 FOCUS reports.*

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the material weakness in internal control described above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Wachovia Insurance Services Broker Dealer, Inc. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated March 15, 2010.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 15, 2010



KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wachovia Insurance Services Broker Dealer, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Wachovia Insurance Services Broker Dealer, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (check #2000118593 and check #2000300783 sent from Wachovia Corporation to Securities Investor Protection Corp) noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 (Statement of Income (Loss) of Wachovia Insurance Services Broker Dealer, Inc.) with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009. The following was noted:

	Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009	1,233,095
Less:	Revenue reported per FOCUS Reports for the period from January 1, 2009 to March 31, 2009 (Statements of Income (Loss))	(608,345)
	Total Revenue for the period April 1, 2009 to December 31, 2009	1,841,440
	Total Revenue reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009	4,578,360
	Difference	(2,736,920)



Management has represented to us the Total Revenue reported in Form SIPC-7T of $4,578,360, for the period April 1, 2009 to December 31, 2009, includes revenues related to other Wells Fargo & Company legal entities, other than Wachovia Insurance Services Broker Dealer, Inc., resulting in the difference of $2,736,920.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (Statements of Income (Loss) of Wachovia Insurance Services Broker Dealer, Inc. included in the FOCUS filings for the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009) noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (Statements of Income (Loss) of Wachovia Insurance Services Broker Dealer, Inc. included in the FOCUS filings for the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009) noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 15, 2010



WACHOVIA INSURANCE SERVICES BROKER DEALER, INC.

Financial Statements

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)